CESP *Companhia Energética de São Paulo*

São Paulo, June 6, 2003 CT/FFR/884/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commis
450 Fifth Street N.W.
Washington, D.C. 20549
USA


03022737

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a free translated copy of the 460th Meeting of the Board of Directors of CESP - Companhia Energética de São Paulo to be published on 06.06.2003 in the newspapers: Diário Oficial do Estado de São Paulo and Gazeta Mercantil. We take this opportunity to also attach the English version ot the Interim Financial Statements of this Company as of March 31, 2003.

Very truly yours,

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 02

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
CNPJ Nº 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 490th MEETING OF THE BOARD OF DIRECTORS

On May 26, 2003, at 9:00 a.m., duly called by the Chairman of the Board of Directors, as provided for in Article 18 of the Corporate Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers Alexandre Magalhães da Silveira, Eduardo Refinetti Guardia, Gustavo Adolfo Funcia Murgel and Miguel João Jorge Filho... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Rectificantion and Ratification of the Executive Committee´s Resolution Nº 1299/06/1159 – 10th Issue of Debentures – R$ 350 million. Call for an Extraordinary General Shareholders Meeting"**, registering the presences of Mr. Guilherme Augusto Cirne de Toledo, the CEO and President, Mr. Vicente Kazuhiro Okazaki, the CFO and Investor Relations, Mr. Valmir Alves Gomes, the Fund Raising Division Manager, and of Mr. Raimundo Francisco Alencar de Melo, the Audit Committe member. Basing both on the Executive Committee´s Resolution No. 1345/01/1172, of 05.15.2003, and on the Proposal to the Board of Directors, Mr. Vicente Kazuhiro Okazaki clarified that it was about the rectification and ratification of the wording of the conditions of the 10th public issue of Debentures approved by the Extraordinary General Shareholders´ Meeting held on 02.26.2003, in order to meet the requirements of CVM – Brazilian Exchange Commission concerning the Request of Registration of the Public Distribution of Debentures process and pointed out that the purpose of this requirement is not to change the nature of the previous deliberation, but only to improve its wording, making the characteristics of the issue clearer. Submitting the matter to discussion and vote, it resulted unanimously **approved** both the rectification and ratification of the wording of the conditions of the 10th public issue of Debentures in amount of R$ 350,000,000.00, approved by the Extraordinary General Shareholders´ Meeting held on 02.26.2003, and the Proposal of the Board of Directors to the Extraordinary General Shareholders´ Meeting and its respective Call Notice, that reads as follows: **"PROPOSAL OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY**

GENERAL SHAREHOLDERS´ MEETING OF 06.12.2003. We submit for the appreciation of the Shareholders a proposal for: **a)** rectification and ratification of the wording of the conditions of the 10th public issue of Debentures in the amount of R$ 350,000,000.00, approved by the Extraordinary General Shareholders´ Meeting held on 02.26.2003, in order to meet the requirements of CVM – Brazilian Exchange Commission concerning the request for the Public Distribution Registration of Debentures. The purpose of this requirement is not to change the nature of the previous deliberation, but only to clarify its wording, making the issuing characteristics clearer:

Issuing Amount:	R$ 350,000,000.00 (three hundred and fifty million reais).
Issuing Date:	03.01.2003.
Series:	Sole.
Quantity:	35,000 (thirty-five thousand) debentures.
Unit Value:	R$ 10,000.00 (ten thousand Reais) per debenture, on the issuing date.
Term and Maturity Date:	54 (fifty-four) months, as from the issuing date, maturing on the 1st of September, 2007.
Grace period:	36 (thirty-six) months as from the issuing date.
Put and Payment:	The Debentures will be put through a special auction in the São Paulo Stock Exchange – BOVESPA, aiming qualified investors. No discount will be allowed on the debentures subscription price during the auction. The payment will be made through CETIP - Central of Custody and Financial Liquidation of Notes, on the first working day after the auction date, following effective rules and procedures. The Debentures subscribed during the auction will be paid cash , in domestic currency, on the subscription date. The Debentures not subscribed during the special auction will be distributed in the over-the-counter market, through the Securities Distribution System – SDT, operationalized by CETIP, being the discount not allowed on the subscription price. For the Debentures sold at the over-the-counter market, a different procedure of distribution will be adopted, according to article 33 of Instruction N°

	1-3/80, of CVM, being neither minimum or maximum lot nor anticipated reserves established.
	The payment of the Debentures subscribed in the over-the-counter market will be made cash, on the subscription date, in domestic currency or credits against CESP.
	In the assumption that the Debentures subscribed in the over-the-counter market be paid with credits, CESP shall send a letter or fax to the Coordinator, Custodian and Leader Bank as weel as to CETIP asking the Coordinator to transfer the Debentures to the holders. CESP shall make the accounting register in the financial statements concerning the payment of the Debentures with debts mentioned in the shareholders´ equity.
Amortization:	The value corresponding to the principal value of the Debentures will be monthly and consecutively paid, in 18 (eighteen) installments, being the first installment due on the April 1, 2006, and the payment of the 18th installment, the last one, on September 1, 2007.
	The principal value of the Debentures that will be used for the calculation of the amortization portions will be obtained at the end of the 1st capitalization period of the remuneratory interest, that is, March 1, 2006, as defined in the item "Remuneration" below, by summing up the nominal value of the Debentures and the value of the remuneratory interest accrued during the first capitalization period. The amortization percentage equivalent to 1/18 (one-eighteenth) parts of the obtained principal value shall fall on that value.
Type:	Subordinate.
Type and Form:	Simple, not convertible into shares, nominative book shares and registered for negotiation in the secondary market through SND – National System of Debentures, managed by ANDIMA – National Association of the Open Market Institutions and operated by CETIP and/or BOVESPA FIX – Trading System of the Stock Exchange of São Paulo.
Remuneration:	The Debentures shall yield interests corresponding to the accrued variation of 100% of the daily average rates of a one-day Interfinancial Deposits (DIs), Extra-Group (DI Rates), estimated and divulged by CETIP, capitalized by a spread or surcharge of 2% a.a., basis 252 (two hundred and fifty two) working days; falling on the nominal value or

on the balance of the debenture nominal value, as from the issuing date and paid at the end of each capitalization period. Capitalization period is considered the one beginning on March 1, 2003 and ending on March 1, 2006, for the 1st period of capitalization. As from the 2nd until the 19th capitalization period, we consider capitalization period the one equivalent to 1 (one) month, beginning on the closing date of the capitalization period immediately before.

The interests corresponding to the first capitalization period will be incorporated to the Debentures principal value at the end of this period, that is, on March 1, 2006, becoming, for amortization purposes, the obtained value the one related to the principal basis value of the Debentures. At the end of the second capitalization period, that is, on April 1, 2006, the first interest payment and the first partial amortization of Debentures, shall occur according to the "Amortization" item above. The interest corresponding to the subsequent capitalization periods will be due in the respective payment dates of each one of the 17 (seventeen) subsequent partial amortizations, according to item "Amortization" above.

Structuring Commission: 0.08% on the issuing amount; and

Costs: All costs regarding the issue shall be under the responsibility of CESP, such as: publication of notices, minutes and call notices, registers in CVM, CETIP and ANBID, auction in BOVESPA, registers in the Board of Trade, preparation of the offering circular, expenses with notaries, Legal Adfirstvisory, Custodian and Leader Bank, Trustee_and Rating Agency.

b) Authorization for the CFO and Investor Relations to take the necessary steps to make the issue. São Paulo, May 26, 2003. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors". **"CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO, CNPJ Nº 60.933.603/0001-78. NIRE Nº 35300011996. OPEN CAPITAL COMPANY. EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING. CALL NOTICE.** As provided for in Article 11 of the Bylaws, the Shareholders are called to meet in the Extraordinary General Shareholders' Meeting of this Company to be held on June 12, 2003 at 9:00 a.m., in its head office, at Alameda Ministro Rocha Azevedo, 25 – Piso Esplanada, in this city, in order to deliberate on the following Agenda: **a)** Rectification and

ratification of the wording of the conditions of the 10th public issue of Debentures approved by the Extraordinary General Shareholders´ Meeting held on 02.26.2003, in the amount of R$ 350,000,000.00; **b)** Authorization for the CFO and Investor Relations to take the necessary steps to make the issue; **c)** Other matters of corporate interest. São Paulo, May 26, 2003. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors." ....

These minutes, after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antônio Mardevânio Gonçalves da Rocha, Carlos Pedro Jens, Claudia Maria Costin, Fernando Carvalho Braga, Fernando Maida Dall'Acqua, Gustavo de Sá e Silva, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira and Norberto de Franco Medeiros.

São Paulo, May 26, 2003.

ORIGINAL ASSINADO POR

(s)Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

ORIGINAL ASSINADO POR

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors



Companhia Energética de São Paulo

FINANCIAL STATEMENTS

AS OF MARCH 31, 2003

TOGETHER WITH REPORT

OF INDEPENDENT PUBLIC ACCOUNTANTS

CESP Companhia Energética de São Paulo

CESP - Companhia Energética de São Paulo

Financial Statements as of March 31, 2003 Quarterly Information (ITR)

Together with Report of Independent Public Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

May 14, 2003

To the Management and Stockholders
CESP - Companhia Energética de São Paulo

We have carried out a limited review of the accounting information included in the Quarterly Information (ITR) of Companhia Energética de São Paulo (CESP) for the quarter ended March 31, 2003. This quarterly information is the responsibility of Company management.

Our review was performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our limited review, we are not aware of any material modification which should be made to the aforementioned Quarterly Information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

May 14, 2003
CESP - Companhia Energética de São Paulo

At March 31, 2003, the Company's total indebtedness amounted to R$ 11,530,140 thousand, of which R$ 3,289,625 thousand falling due in the short term (R$ 1,739,220 thousand maturing in February and March 2004). On the same date, the Company presented an excess of current liabilities over current assets of R$ 3,598,556 thousand; the settlement of these liabilities depends on the success of management efforts to renew credit facilities or obtain additional resources. Accordingly, the maintenance of the Company's operating capacity at current levels also depends on a favorable outcome from these actions. The plans and actions of the management related to these matters are described in Notes 3 and 10.1 (2). The Quarterly Information at March 31, 2003 was prepared in accordance with accounting principles applicable to companies operating normally, with prospects of profit as of 2004 (Note 7) and, therefore, do not include any adjustments arising from these uncertainties.

As mentioned in Note 4, the Quarterly Information include the effects arising from compliance with Law 10.438 and supplementary regulations issued by the Electric Energy Crisis Management Committee and by the National Agency for Electric Energy (ANEEL), arising from the General Power Sector Agreement. Under the terms of these regulations, the Company recorded the transactions involving purchase and sale of power made in the Wholesale Energy Market (MAE), which are recorded in current assets at R$ 242,527 thousand, in long-term assets at R$ 368,492 thousand, in current liabilities at R$ 388,328 thousand and in long-term liabilities at R$ 14,701 thousand. This recording was based on calculations made and disclosed by MAE and ANEEL instructions, but is subject to changes, depending on the outcome of the audit to be performed by ANEEL and by legal rulings for ongoing lawsuits filed by sector companies, arising from the interpretation of current market regulations.

The Quarterly Information (ITR) also comprises information relating to the quarter ended December 31, 2002, which was examined by other independent accountants, who issued an unqualified opinion on March 10, 2003, with the following emphasis of matter paragraphs:

May 14, 2003
CESP - Companhia Energética de São Paulo

(i) "At December 31, 2002, the Company presented a total indebtedness of R$ 11,996,643 thousand, of which R$ 9,640,928 thousand is indexed to foreign currencies. On the same date, the current liabilities exceeded current assets by R$ 1,647,171 thousand. In addition, the Company presented net losses of R$ 3,417,524 thousand in the year ended on that date. The Company Management believes that there will be a need for raising resources in the short- and medium-terms to allow the refinancing of its liabilities and the continuation of regular activities. The Management's plans with respect to the Company's financial position are described in Note 2."

(ii) "As detailed in Note 5 to the financial statements at December 31, 2002, the Company recorded receivables totaling R$ 229,811 thousand under current assets and payables totaling R$ 398,474 thousand under current liabilities, related to purchase and sale transactions of power carried out in the Wholesale Energy Market (MAE), based on calculations prepared and disclosed by MAE. These amounts may be subject to changes depending on the legal rulings for ongoing lawsuits filed by sector companies, arising from the interpretation of current market regulations.

The financial settlement of the amounts related to the period between September 2000 and September 2002 took place partially on December 31, 2002, and is reflected in the financial statements. Under the terms of ANEEL Resolutions 552/02 and 635/02, the final settlement is conditioned to the confirmation of the figures by MAE, after a future audit. The success of this negotiation and settlement depends on the financial capacity of the sector companies to honor their commitments."

(iii) "At December 21, 2001, Provisional Measure 14 was published and converted into Law 10.438/02, prescribing, among other matters, the recovery of the economic-financial balance of the power generating and distributing companies, assured through concession agreements. Detailed information and the impacts on the financial position and on the results of operations related to the General Power Sector Agreement are disclosed in Note 5 to the financial statements."

PRICEWATERHOUSECOOPERS

May 14, 2003
CESP - Companhia Energética de São Paulo

In addition, the Quarterly Information (ITR) also includes accounting information related to the quarter ended March 31, 2002, which was reviewed by other independent accountants, who issued a limited review report on May 14, 2002, with a qualification and emphasis of matter paragraph as follows:

(i) Qualification: "As described in Note 3, the Company did not record the effects related to the trading of energy in the Wholesale Energy Market (MAE) during the first quarter of 2002."

(ii) Emphasis of Matter Paragraph: "As mentioned in Note 2, the Company recorded in its December 31, 2001 financial statements assets and liabilities related to the trading of power in the open market, based on preliminary data provided by the Wholesale Energy Market (MAE). In addition, it recorded accounts receivable related to the rate adjustment for the power rationing period, as well as the deferral related to the variation of amounts of Installment "A" (CVA) arising from the application of Law 10.438/02, Resolution 90 of National Agency for Electric Energy (ANEEL) and Resolution 91 of the Electric Energy Crisis Management Committee. These amounts will be realized through an extraordinary rate increase, already approved by ANEEL resolutions, as well as through the inclusion of CVA in the analysis of rate adjustments and are both pending review and approval by ANEEL".



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5



Wander Rodrigues Teles
Partner
Contador CRC 1DF005919/S-0 "S" SP 002511

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE — **Unaudited**

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION (ITR) — **Corporate Legislation**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES — **March 31, 2003**

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78
4 – Registration Number – NIRE		
353.000.11.996		

01.02 - HEAD OFFICE

1 – FULL ADDRESS			2 – SUBURB OR DISTRICT	
Al. Ministro Rocha Azevedo, 25 – 16°. and.			Cerqueira Cesar	
3 – POSTAL CODE	4 – MUNICIPALITY			5 – STATE
01410-900	São Paulo			SP
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
011	252-3614	252-3642	3266-8911	
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
011	3263-0506			
15 – E-MAIL				
presiden@cesp.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence with Company)

1 – NAME				
Vicente Kazuhiro Okazaki				
2 – FULL ADDRESS			3 – SUBURB OR DISTRICT	
Al. Ministro Rocha Azevedo, 25 – 14°. and			Cerqueira Cesar	
4 – POSTAL CODE	5 – MUNICIPALITY			6 – STATE
01410-900	São Paulo			SP
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
011	252-3415	252-3489	3266-5757	
12 – AREA CODE	13 – FAX	14 – FAX	15 - FAX	
011	3285-1377			
16 – E-MAIL				
finance@cesp.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2003	12/31/2003	1	1/1/2003	3/31/2003	4	10/1/2002	12/31/2002
9 – INDEPENDENT ACCOUNTANT						10 - CVM CODE	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 - RESPONSIBLE PROFESSIONAL					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL		
Wander Rodrigues Teles					153.211.501-68		

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 3/31/2003	Prior quarter 12/31/2002	Same quarter in prior year 3/31/2002
Paid-up capital			
1 – Common	48,541,652	48,541,652	48,541,652
2 – Preferred	45,156,610	45,156,610	45,156,610
3 – Total	93,698,262	93,698,262	93,698,262
Treasury Stock			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, industrial and other
2 – SITUATION
Operating
3 – NATURE OF OWNERSHIP
State-owned
4 – ACTIVITY CODE
1990200 – Electricity services
5 – MAIN ACTIVITY
ELECTRIC ENERGY GENERATOR
6 – TYPE OF CONSOLIDATION
Not presented
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE

.01 – IDENTIFICATION

- CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

.09 – SUBSCRIBED CAPITAL AND ALTERATION IN THE CURRENT YEAR

- ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 –NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

.10 – INVESTOR RELATIONS OFFICER

- DATE	2 – SIGNATURE
5/2003	

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2003	4 -12/31/2002
1	Total assets	20,566,999	20,671,044
1.01	Current assets	674,074	774,652
1.01.01	Available funds	134,723	135,913
1.01.01.01	Available cash	126,387	85,318
1.01.01.02	Open market investments	8,336	50,595
1.01.02	Receivables	403,120	450,632
1.01.02.01	Consumers	33,220	31,859
1.01.02.02	Resellers	157,576	225,066
1.01.02.03	Receivables – Energy	242,527	229,811
1.01.02.04	Allowance for doubtful accounts	(30,203)	(36,104)
1.01.03	Inventories	9,309	9,098
1.01.04	Other	99,922	179,009
1.01.04.01	Prepaid expenses	9,338	21,866
1.01.04.02	São Paulo State Finance Department	44,864	97,529
1.01.04.03	Deposits and guarantees	13,415	13,802
1.01.04.04	Recoverable taxes and contributions	6,523	7,215
1.01.04.05	Other	25,782	38,597
1.02	Long-term receivables	1,816,088	1,779,169
1.02.01	Sundry receivables	1,152,149	1,149,212
1.02.01.01	Deferred income tax and social contribution	776,420	776,420
1.02.01.02	Receivables – Energy	368,492	364,656
1.02.01.03	Recoverable taxes and contributions	7,237	8,136
1.02.02	Related companies	583,515	562,994
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related companies	583,515	562,994
1.02.03	Other	80,424	66,963
1.02.03.01	Prepaid expenses	13,044	13,044
1.02.03.02	Other	67,380	53,919
1.03	Permanent assets	18,103,837	18,117,223
1.03.01	Investments	46,113	46,113
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	0	0
1.03.01.03	Other investments	46,113	46,113
1.03.01.03.01	Other investments – In use	47	47
1.03.01.03.02	Other investments – stockholdings	46,066	46,066
1.03.02	Property, plant and equipment	18,057,724	18,071,110
1.03.02.01	In use	17,079,830	17,190,045
1.03.02.02	In progress	977,894	881,065

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

02.02 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2003	4 - 12/31/2002
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2003	4 - 12/31/2002
2	Total liabilities	20,556,999	20,671,044
2.01	Current liabilities	4,425,630	2,421,823
2.01.01	Loans and financing	3,194,986	1,434,306
2.01.02	Debentures	94,639	35,661
2.01.03	Suppliers	100,588	74,206
2.01.04	Taxes, charges and contributions	35,886	54,150
2.01.04.01	Income tax on foreign remittance	4,801	15,605
2.01.04.02	COFINS	4,084	5,068
2.01.04.03	PIS	2,072	1,789
2.01.04.04	ICMS	5,181	4,478
2.01.04.05	Social charges on payroll	1,772	1,965
2.01.04.06	Taxes and social contributions - REFIS	17,454	24,788
2.01.04.07	Other	522	457
2.01.05	Dividends payable	1,888	1,757
2.01.06	Provisions	220,714	223,520
2.01.06.01	Provisions – Payroll	9,214	10,140
2.01.06.02	Provisions – Payroll/Social Charges	2,217	2,732
2.01.06.03	Tax provisions	4,958	4,958
2.01.06.04	Provision for civil and labor contingencies	60,885	61,685
2.01.06.05	Expropriations and indemnities	143,440	144,005
2.01.07	Payables to related parties	119,259	118,907
2.01.07.01	Payables – ELETROBRÁS/FURNAS	17,285	16,002
2.01.07.02	Employee Pension Plan	95,066	92,654
2.01.07.03	Fundação CESP – Financial agreement	6,908	10,251
2.01.08	Other	477,670	479,316
2.01.08.01	Payables – Energy	388,328	398,474
2.01.08.02	Consumer charges	55,420	43,244
2.01.08.03	Other	33,922	37,598
2.02	Long-term liabilities	9,532,511	11,770,372
2.02.01	Loans and financing	7,432,916	9,739,623
2.02.01.01	Foreign currency	6,618,179	8,888,296
2.02.01.02	Local currency	814,737	851,327
2.02.02	Debentures	807,599	787,053
2.02.03	Provisions	233,096	217,664
2.02.03.01	Tax provisions	233,096	217,664
2.02.04	Payables to related parties	794,166	768,999
2.02.04.01	Payables – ELETROBRÁS/FURNAS	158,444	150,690
2.02.04.02	Employee Pension Plan	635,722	618,309
2.02.05	Other	264,734	257,033
2.02.05.01	Other charges – Reversal/Amortization	15,481	15,481

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2003	4 - 12/31/2002
2.02.05.02	Income tax	8,680	8,680
2.02.05.03	Taxes and social contribution – REFIS	225,872	218,359
2.02.05.04	Payables – Energy	14,701	14,513
2.03	Deferred income	0	0
2.05	Stockholders' equity	6,788,858	6,478,849
2.05.01	Paid-up capital	2,665,433	2,665,433
2.05.02	Capital reserves	5,542,119	5,542,119
2.05.02.01	Donations and incentives for investments	29,106	29,106
2.05.02.02	Remuneration of own capital used in assets and rights	34,297	34,297
2.05.02.03	Remuneration on property, plant and equipment in progress – own capital	4,937,750	4,937,750
2.05.02.04	Incentives for investments - CRC	429,396	429,396
2.05.02.05	Premium in share subscription	10,373	10,373
2.05.02.06	Tax incentives – FINAM/FINOR	101,197	101,197
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Accumulated deficit	(1,408,694)	(1,718,703)

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

03.01 – STATEMENT OF INCOME (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2003 to 3/31/2003	4 – 1/1/2003 to 3/31/2003	5 – 1/1/2002 to 3/31/2002	6 – 1/1/2002 to 3/31/2002
3.01	Gross sales and/or services	383,995	383,995	427,589	427,589
3.02	Deductions	(38,736)	(38,736)	(32,771)	(32,771)
3.03	Net sales and/or services	345,259	345,259	394,818	394,818
3.04	Cost of sales and/or services	(194,602)	(194,602)	(183,067)	(183,067)
3.05	Gross profit	150,657	150,657	211,751	211,751
3.06	Operating expenses/income	160,870	160,870	(191,702)	(191,702)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(49,830)	(49,830)	(25,474)	(25,474)
3.06.02.01	Employee Pension Plan	(49,830)	(49,830)	(25,474)	(25,474)
3.06.03	Financial	(128,619)	(128,619)	(138,513)	(138,513)
3.06.03.01	Financial income	88,173	88,173	32,792	32,792
3.06.03.02	Financial expenses	(216,792)	(216,792)	(171,305)	(171,305)
3.06.03.02.01	Debt charges/Other	(216,792)	(216,792)	0	0
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	339,319	339,319	(27,715)	(27,715)
3.06.05.01	Monetary restatement and foreign exchange variation, net	339,319	339,319	(27,715)	(27,715)
3.06.06	Equity in the results of subsidiary and associated companies	0	0	0	0
3.07	Operating profit	311,527	311,527	20,049	20,049
3.08	Non-operating results	(1,518)	(1,518)	(6,006)	(6,006)
3.08.01	Income	870	870	199	199
3.08.02	Expenses	(2,388)	(2,388)	(6,205)	(6,205)
3.09	Income before taxation and participations	310,009	310,009	14,043	14,043
3.10	Provision for income tax and social contribution	0	0	(1,798)	(1,798)
3.11	Deferred taxation	0	0	(52)	(52)
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0

. free translation of the original in Portuguese)
DERAL GOVERNMENT SERVICE
AZILIAN SECURITIES COMMISSION (CVM)
JARTERLY INFORMATION (ITR)
OMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2003

01 - IDENTIFICATION

CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
57-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

01 – STATEMENT OF INCOME (R$ thousand)

CODE	2 – DESCRIPTION	3 – 1/1/2003 to 3/31/2003	4 – 1/1/2003 to 3/31/2003	5 – 1/1/2002 to 3/31/2002	6 – 1/1/2002 to 3/31/2002
.02	Contributions	0	0	0	0
3	Reversal of interest on own capital	0	0	0	0
5	Net income for the period	310,009	310,009	12,193	12,193
	NUMBER OF SHARES, EXCEPT TREASURY (THOUSANDS)	93,698,262	93,698,262	93,698,262	93,698,262
	NET INCOME PER SHARE	0.00331	0.00331	0.00013	0.00013
	LOSS PER SHARE				

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

04.01 - NOTES TO THE QUARTERLY INFORMATION
All amounts in thousands of reais unless otherwise indicated

1. OPERATIONS

CESP - Companhia Energética de São Paulo ("CESP" or "Company") is an public mixed capital company, controlled by the São Paulo State Government. The Company's main activities are planning, construction and operation of electric energy generation and distribution systems.

After the partial spin-off, which took place on March 31, 1999, CESP retained the Ilha Solteira, Três Irmãos, Jupiá, Engenheiro Sérgio Motta (Porto Primavera), Jaguari and Paraibuna power plants, which represent a significant generating installed capacity of **7,346 MW**, corresponding to approximately 57% of São Paulo State's installed capacity.

On October 30, 2002, Porto Primavera's power generating unit 13 became operational, adding a further 110 MW in the system, increasing to **1,430 MW** to this plant's installed capacity.

CESP's activities are regulated and supervised by the National Agency for Electric Energy (ANEEL), under the Ministry of Mines and Energy, and operates its plants in an integrated manner with the Electric System National Operator (ONS).

2. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information presented herein should be analyzed together with the Company's financial statements for the year ended December 31, 2002, prepared in accordance with Brazilian Corporate Law, regulations by the National Agency for Electric Energy (ANEEL) and instructions of the Brazilian Securities Commission (CVM).

The accounting practices adopted in the preparation of this quarterly information are consistent with those adopted for the preparation of the December 31, 2002 financial statements.

3. NET LIABILITIES

According to the amounts expressed in the Balance Sheet, Current liabilities exceed Current assets by R$ 3,599 million. Current liabilities include the balance of R$ 388 million related to the power of independent generators and spot energy market, which will be substantially paid through funding from the National Bank for Economic and Social Development (BNDES).

During 2002, the strong devaluation of the Brazilian real against other currencies significantly affected the Company's indebtedness, particularly in the long-term, as a large part thereof is in foreign currency; CESP recorded losses arising from this exchange variation.

All amounts in thousands of reais unless otherwise indicated

In recent years, the Company has reduced its debt (a decrease of over US$ 1 billion between March 31, 1999, date of the spin-off, and March 31, 2003), and foreign currency exposure, by replacing debt in foreign currency with local currency (decrease to 74% in this quarter, from 84%).

However, there is a significant concentration of debt maturities in 2003, 2004 and 2005, in amounts that will require new funding or rescheduling; accordingly CESP has engaged JPMorgan as financial advisor to the Company in order to help it develop solutions to strengthen its capital structure and improve financial performance.

At present, the Company is preparing new issues of debentures and Electric Energy Term Certificates (CTEEs) and is negotiating the direct sale of energy to large end consumers, including the possibility of advance payment – prepaid sale of electric energy.

The negotiations and the new financial transactions are in progress and it is not possible to say at this point that they will be successful; accordingly, the Company will manage its debts aiming to extend maturities based on its needs and possibilities.

In addition, the management's efforts are also focusing on advancing the realization of long-term credits, particularly those with related parties (Note 5), to cover immediate liabilities.

4. GENERAL POWER SECTOR AGREEMENT

At the end of 2001, the generating utilities, distributors and the Federal Government reached a General Power Sector Agreement, with the BNDES as the financing agent. The Agreement was put into effect by ANEEL, which established, through resolutions, the accounting procedures required to reflect the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee.

The chart below presents the amounts recorded up to March 31, 2003, including the movements in the quarter arising from the electric energy data made available by MAE (Note 16.2):

All amounts in thousands of reais unless otherwise indicated

ASSETS	3.31.2003	12.31.2002
Accounts receivable - Energy		
Current assets		
Power from independent suppliers	74,210	70,028
Spot Market Energy - MAE 2000	4,298	4,298
Spot Market Energy - MAE 2001 and 2002	146,313	146,313
Spot Market Energy - MAE 2003	8,534	-
Reimbursement agreement	9,172	9,172
	242,527	229,811
Long-term receivables		
Power from independent suppliers	353,979	350,143
Reimbursement agreement	14,513	14,513
	368,492	364,656
	611,019	594,467

LIABILITIES	31.03.2003	31.12.2002
Accounts payable - Energy		
Current liabilities		
Power from independent suppliers	245,886	245,886
Spot market energy - MAE 2000	9,094	4,995
Spot market energy/Repurchase agreement	123,191	138,421
Reimbursement agreement	10,157	9,172
	388,328	398,474
Long-term liabilities		
Reimbursement agreement	14,701	14,513
	403,029	412,987

4.1. Power from independent suppliers

During the rationing period, implemented in view of the unfavorable hydrological conditions and the low level of reservoirs in many areas of Brazil, including the Southeast, where CESP is located, the Electric System National Operator (ONS) restricted the generation of hydraulic power and requested the assistance of independent suppliers (producers with power available not committed through Agreements).

These independent suppliers are paid based on MAE prices and this cost was apportioned among system generating utilities, in proportion to the Guaranteed Energy of each. CESP provides around 12% of the guaranteed energy in Brazil.

4.2. Spot market energy

Represents the monthly variations resulting from the amounts processed within MAE, considering commitments taken by the Company with its market and the other MAE agents, against the actual performance of each system member.

All amounts in thousands of reais unless otherwise indicated

CESP has been requesting the recognition of credits arising from production gains at the generating units of the hydroelectric power plant Engenheiro Sérgio Motta (Porto Primavera), in accordance with ANEEL Circular 28/2000-SRG, which, between July and December 2001, based on Company calculations, is estimated at approximately R$ 70 million in its favor. For reasons of prudence, this amount has not been recorded.

4.3. Reimbursement agreement

Considering that CESP directly serves end consumers, these consumers have their rates already affected through the Extraordinary Rate Recovery program. Accordingly, CESP's role as a power distributor received the same treatment and was included in the Reimbursement Agreement, for which CESP was due R$ 23,685.

5. RECEIVABLES FROM RELATED PARTIES

	3.31.2003			12.31.2002
Type	Current	Long-term	Total	Total
- Consolidated credits	37,956	583,515	621,471	650,272
- Financial agreement	6,908	-	6,908	10,251
	44,864	583,515	628,379	660,523

5.1. Consolidated credits

Includes a balance of R$ 608,496 arising from an agreement entered into on November 17, 2000 with the São Paulo State Finance Department, receivable in 120 monthly installments, and a balance of R$ 12,975 arising from an agreement entered into on December 1, 2000, to be amortized in 48 monthly installments. Both agreements are adjusted by the Market General Price Index (IGP-M) and are subject to 6% interest per year.

5.2. Financial agreement

Agreement entered into on August 6, 1999 with the São Paulo State Finance Department, whose amounts are monthly passed on to Fundação CESP. The agreement is being amortized in 48 monthly installments, adjusted by the IGP-M, plus 6% interest per year (Note 11.2).

All amounts in thousands of reais unless otherwise indicated

6. DEPOSITS AND GUARANTEES

	3.31.2003	12.31.2002
Civil lawsuits	1,120	1,986
Labor lawsuits	7,120	6,858
Tax lawsuits	5,175	4,958
	13,415	13,802

7. DEFERRED TAX CREDITS

The Company, based on analyses related to multiyear operating projections, considering the wholesale energy market, the start-up of new power generating units, and the recovery of the construction cost incurred and to be incurred for the Engenheiro Sérgio Motta power plant (Porto Primavera), recognized tax credits related to tax loss carryforwards in 2000 and 2001 as well as temporary differences, in compliance with CVM Resolution 273/98.

The recognition of deferred tax credits is supported by financial projections prepared by management for the next ten years, as recommended by the concession authorities, aiming at determining the recoverability of the tax loss carryforwards and temporary differences. These projections include as basic assumptions the increase in revenue due to the amount of power to be made available in the market and future rate adjustments on the power supplied to distributors, and the maintenance or decrease in the level of operating and financial expenses, with consequent positive results. These projections are periodically reviewed by management.

On June 27, 2002, CVM issued Instruction 371, which established new guidelines for the recognition of credits arising from tax losses and temporarily non-deductible expenses. In view of the provisions of this Instruction, the Company did not recognize any assets related to these tax credits as of the year ended December 31, 2002, given the uncertainties about the realization of these new credits.

All amounts in thousands of reais unless otherwise indicated

Balances are comprised as follows:

	3.31.2003	12.31.2002
Income tax		
Tax losses	1,371,059	1,338,421
Temporary differences	(21,075)	141,609
	1,349,984	1,480,030
Social contribution		
Tax loss carryforwards	412,108	401,568
Temporary differences	(23,815)	29,347
	388,293	430,915
Allowance for tax credits	(961,857)	(1,134,525)
	776,420	776,420

Company management, based on a review of its projections of results for subsequent years, concluded that the credits recorded should be realized in a period of up to 10 years, as follows:

Year	Estimated realization
2004	47,353
2005	61,492
2006	80,586
2007 to 2009	350,080
2010 to 2012	236,909
	776,420

In accordance with current tax legislation, tax loss carryforwards are available for offset against future taxable income, up to a limit of 30% of annual taxable income, without any expiry date.

All amounts in thousands of reais unless otherwise indicated

8. PROPERTY, PLANT AND EQUIPMENT

These are comprised as follows:

	3.31. 2003			12.31.2002
	Total cost	Accumulated depreciation	Net	Net
In use				
Generation	20,516,132	(3,537,131)	16,979,001	17,087,337
Administration	189,352	(88,523)	100,829	102,708
	20,705,484	(3,625,654)	17,079,830	17,190,045
In progress				
Generation	946,255	-	946,255	851,449
Administration	31,639	-	31,639	29,616
	977,894	-	977,894	881,065
	21,683,378	(3,625,654)	18,057,724	18,071,110

8.1. Property, plant and equipment in use

Property, plant and equipment in use are as follows:

	3.31.2003				12.31.2002
	Restated cost	Interest and financial charges during construction	Accumulated depreciation	Net	Net
In use					
Intangibles	130	7	(67)	70	70
Land	611,871	81,552	-	693,423	692,635
Reservoirs, dams and watermains	7,788,088	5,667,070	(2,098,209)	11,356,949	11,425,473
Buildings, civil construction and improvements	1,723,444	899,864	(808,449)	1,814,859	1,833,537
Machinery and equipment	2,809,319	1,103,067	(704,309)	3,208,077	3,231,512
Vehicles	9,393	-	(9,095)	298	398
Furniture and fixtures	11,678	-	(5,524)	6,154	6,420
	12,953,923	7,751,560	(3,625,653)	17,079,830	17,190,045

All amounts in thousands of reais unless otherwise indicated

8.2. Construction in progress

CESP is constructing the Engenheiro Sérgio Motta (Porto Primavera) power plant in the Paraná River basin, with the following characteristics:

Total estimated capacity - MW	1,540
Number of estimated generating units	14
Beginning of construction	1980
First unit in operation	1999
Units in operation – up to March 31, 2003	13
Amount transferred to "property, plant and equipment in use" up to March 31, 2003 - R$ thousand	13,700,110

9. TAXES PAYABLE - TAX RECOVERY PROGRAM - REFIS

The Company adhered to the REFIS Program on April 28, 2000, and declared its total tax and social security debts to the Federal Revenue Secretariat (SRF) and to the National Social Security Institute (INSS) on June 30, 2000. More favorable conditions for debt amortization, such as extending payment terms and changing the index used (from SELIC to the long-term interest rate - TJLP), were key factors leading to the Company's decision.

Tax and social security debts included in the program are as follows:

	Principal	Interest and fines	Tax credits	Total	TJLP	Amortization	At 3.31.2003	At 12.31.2002
Social contribution	32,811	95,979	(70,069)	58,721	15,153	(14,723)	59,151	59,108
FINSOCIAL	1,629	6,440	(4,701)	3,368	869	(844)	3,393	3,391
IRPJ Contingency 1998	5,389	4,099	(2,992)	6,496	1,676	(1,629)	6,543	6,539
Social contribution – contingency 1998	2,464	1,874	(1,368)	2,970	766	(744)	2,992	2,990
PIS contingency	17,858	7,417	(5,415)	19,860	5,125	(4,980)	20,005	19,990
INSS notice (a)	87,435	100,332	(73,246)	114,521	29,552	(28,712)	115,361	115,276
Income tax on indemnities	27,203	31,175	(22,759)	35,619	9,192	(8,930)	35,881	35,853
	174,789	247,316	(180,550)	241,555	62,333	(60,562)	243,326	243,147

Of the total balance as of March 31, 2003, R$ 225,872 is classified in long-term liabilities.

The Company used its own tax loss carryforwards amounting to R$ 180,550 and third-party tax losses totaling R$ 5,179 to amortize interest and fines.

All amounts in thousands of reais unless otherwise indicated

For the aforementioned debts included in the program, the Company pledged real estate (not linked to generation of electric energy) in guarantee.

In view of the nature of the financial charges on monthly installments due, as of March 31, 2003, the present value of these tax debts amounts to approximately R$ 177,683, calculated based on revenue projections, considering, among other factors, the beginning of operations of new power generating units at the Engenheiro Sérgio Motta power plant, rate adjustments and the wholesale energy market. A restatement of the total debt based on the long-term interest rate (estimated at 11.0% per year) was also considered. As a result, the total debt is expected to be repaid in up to 13 years. In compliance with CVM Instruction No. 346/00, the Company decided not to record the adjustment to present value.

For the period between April 2000 to March 2003, the Company paid R$ 60,562 of its REFIS liabilities, at 1.2% of its monthly revenues.

10. LOANS, FINANCING AND DEBENTURES

10.1. Composition

	3.31.2003			12.31.2002		
		Principal			Principal	
	Charges	Current	Long-term	Charges	Current	Long-term
Foreign currency						
Financial Institutions	74,582	226,688	2,596,402	41,474	231,591	2,725,063
BNDES (1)	117,703	-	1,853,092	69,577	-	1,952,680
Medium-Term Notes (2)	33,091	1,839,813	495,394	105,831	-	2,428,246
Banco do Brasil S.A.	1,374	238,512	1,431,071	568	251,330	1,507,979
ELETROBRÁS	1,891	12,791	20,701	1,164	13,478	21,814
CPFL	254	34,332	205,993	289	36,177	235,152
Other institutions	382	913	15,526	190	963	17,362
	229,277	2,353,049	6,618,179	219,093	533,539	8,888,296
Local currency						
Financial institutions	2,050	112,839	428,801	1,895	55,298	283,672
BNDES	-	-	-	-	30,639	153,119
ELETROBRÁS	-	4,144	71,821	-	6,023	71,280
Debentures (3)	-	94,639	807,599	-	35,661	787,053
Electric energy term certificates (4)	-	493,627	314,115	-	587,819	343,256
	2,050	705,249	1,622,336	1,895	715,440	1,638,380
	231,327	3,058,298	8,240,515	220,988	1,248,979	10,526,676

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

04.01 – NOTES TO THE QUARTERLY INFORMATION
All amounts in thousands of reais unless otherwise indicated

(1) The amount of R$ 1,853,092 refers to an agreement entered into with the National Bank for Economic and Social Development (BNDES) on September 2, 2002, representing US$ 552,650, with the amortization of the principal as from April 15, 2005, in 88 installments every two months and adjusted by the UMBNDES index, plus spread of 1.91% per year and a mismatch rate of 0.95% per year, maturing as from April 15, 2003.

This is an exchange agreement consisting of debt previously rescheduled under the Brady Plan, related to Par Bonds in the amount of US$ 325,516 and Discount Bonds of US$ 227,134.

(2) This caption refers to three international market operations, as follows:

(a) The first, with a remaining balance of R$ 93,022, refers to medium-term notes, issued in June 1997, unsecured, in an original amount equivalent to US$ 300 million and subject to fixed annual interest of 9.125% in the first five years and 9.625% for the next five years. Final maturity of these notes was to take place in June 2007; however, the holders of such notes had a put option in June 2002. CESP fully paid the put option exercised by 90.7% of the investors on June 26, 2002, in the amount of R$ 759,906.

(b) The amount of R$ 1,739,200 related to the second placement refers to the Euro-medium term note program in an amount equivalent to US$ 500 million, unsecured, placement in the international market was concluded in February 2001.

The placement was carried out in two tranches:

(i) The first tranche, placed on February 12, 2001, in U.S. dollars in the amount of US$ 300 million, subject to semiannual interest of 10.50% per year, and principal maturing on March 5, 2004;

(ii) The second tranche, placed on February 20, 2001 in Euros, in the amount of 200 million, subject to annual interest of 9.75%, and principal maturing on February 27, 2004.

The funds from this operation were used in full to redeem the bonds placed in the German market on May 6, 1996.

(c) The balance related to the third placement, in the amount of R$502,965, refers to funding of US$150 million, obtained on May 9, 2002 under the Euro-medium term note program, unsecured and subject to annual interest of 9% in the first year and 11.5% per year thereafter.

All amounts in thousands of reais unless otherwise indicated

On May 8, 2003, the parties agreed upon an advanced redemption of 20%, with the remaining balance maturing in May 2005 and interest of 12.5% per year, granting the right of advance redemption in May 2004 by investors in case CESP has not refinanced up to November 28, 2003, at least 80% of the balance related to the Euro-Medium Term Notes program referred to in item (2 (b)) above.

All the notes are subject to certain restrictive clauses which limit the possibility of the Company pledging its assets, in total or in part, in guarantee of debt with third parties, preclude "Sale and Leaseback" contracts, and require compliance with certain economic and financial ratios. In the event of noncompliance with such ratios for three consecutive quarters, the Company must redeem the notes within 30 days. The Company has complied with the ratio requirements.

(3) Refers to the 8th and 9th issues of simple debentures, with the first negotiations taking place on July 18, 2001 and July 1, 2002, respectively.

Issue			Redemption		Interest rate		Interest	Balance at
Number	Data	Series	Starting	Ending	% per year	Remuneration	payment	3.31.2003
8th	4.1.2001	18	11.2003	04.2005	2.00	CDI	Monthly	340,701
9th	2.1.2002	18	09.2004	02.2006	2.00	CDI	Monthly	561,537
								902,238

Funds obtained were used exclusively to pay subcontractors and suppliers of equipment for the Engenheiro Sérgio Motta power plant (Porto Primavera).

(4) The 5th, 6th, 7th and 8th issue electric energy term certificates (CTEEs) are securities, the sole objective of which is to raise funds to finance construction and supply equipment for electric energy generation for the Engenheiro Sérgio Motta power plant (Porto Primavera).

Issue				Redemption		Remuneration (*)		Balance at
No.	Date	Quantity	Series	Start	End	Physical redemption	Financial redemption	3.31.2003
5th	5.1.1998	2,415,312	36	06.2000	05.2003	Class B3 rate (ELEKTRO)	ANBID rate + 2% interest	48,424
6th	3.1.2000	2,417,160	24	10.2001	09.2003	Class B3 rate (CPFL)	CDI + 2% interest	166,355
7th	2.1.2001	1,214,700	12	03.2003	02.2004	Class B3 rate (CPFL)	CDI + 2% interest	278,848
8th	3.1.2002	1,205,031	18	10.2004	03.2006	Class B3 rate (CPFL)	CDI + 2,5% interest	314,115
								807,742

(*) Higher amount between the two indices.

The redemption grace period for the 5th, 6th, 7th and 8th issues is 24, 18, 24 and 30 months, respectively.

All amounts in thousands of reais unless otherwise indicated

10.2. Composition of foreign currency loans – principal:

	3.31.2003			12.31.2002		
Currency	R$ thousand	US$ thousand (Equivalent)	%	R$ thousand	US$ thousand (Equivalent)	%
US$	7,858,035	2,343,514	87.59	8,298,425	2,348,633	88.08
Sw Fr	48,822	14,560	0.54	47,977	13,578	0.51
Euro	1,064,371	317,429	11.87	1,075,433	304,371	11.41
	8,971,228	2,675,503	100.00	9,421,835	2,666,582	100.00

10.3. Maturities of the principal of long-term loans and financing as of March 31, 2003 are as follows:

	Foreign currency		Local currency	Total
	US$ thousand (Equivalent)	R$ thousand	R$ thousand	R$ thousand
2004 (April to December)	207,357	695,290	398,259	1,093,549
2005 (*)	335,502	1,124,971	730,753	1,855,724
2006	207,945	697,262	186,018	883,280
2007	205,868	690,297	71,273	761,570
2008	179,956	603,409	38,951	642,360
After 2008	837,121	2,806,950	197,082	3,004,032
	1,973,749	6,618,179	1,622,336	8,240,515

(*) From 2005 onwards, refers to the periods from January to December.

10.4. The percentage change in the main currencies and indices for loans and financing are as follows:

All amounts in thousands of reais unless otherwise indicated

	Quarters Ended		Year
	3.31.2003	3.31.2002	2002
US$..................	(5.10)	0.14	52.27
CHF (Sw Fr)......	(2.53)	(0.84)	83.01
EURO................	(0.94)	(1.82)	79.35
TR......................	1.28	0.55	2.80
IGP - M.............	6.27	0.51	25.31

11. PAYABLES TO RELATED PARTIES

Creditor	Description	3.31.2003 Current	Long-term	Total	12.31.2002 Total
ELETROBRÁS	- Energy supplied by ITAIPU, Own and Transmission..	17,285	158,444	175,729	166,692
FUNDAÇÃO CESP	- Financial agreement..................................	6,908	-	6,908	10,251
		24,193	158,444	182,637	176,943

11.1. ELETROBRÁS

Refers to the balance (remaining after the spin-off) of power purchase refinancing agreement, payable in 168 monthly installments beginning June 15, 1999. The balance due is monetarily restated based on the IGP-M index and is subject to annual interest of 10%, payable monthly.

11.2. Fundação CESP

Refers to the balance of the refinancing agreement, entered into on August 6, 1999, relating to payments of benefits defined by Law 4,819/58, payable in 48 monthly installments, monetarily restated based on the IGP-M index, plus annual interest of 6% (Note 5.2).

All amounts in thousands of reais unless otherwise indicated

12. PROVISION FOR CONTINGENCIES

The Company is party to certain lawsuits in various courts and stages involving tax, civil and labor matters. Management, based on the opinion of its legal counsel, has made a provision for the lawsuits whose outcome is likely to be unfavorable.

Composition:

	3.31.2003	12. 31.2002
Current liabilities		
Labor		
Miscellaneous	29,486	29,603
Hazard exposure	11,296	11,296
	40,782	40,899
Civil		
Consumers (DNAEE Ordinances 38 and 45/86)	13,239	13,239
Miscellaneous	6,864	7,547
	20,103	20,786
Expropriations and indemnities		
Miscellaneous	143,440	144,005
Tax		
Miscellaneous	4,958	4,958
	209,283	210,648
Long- term liabilities		
Tax		
COFINS	233,096	217,664
	442,379	428,312

CESP is currently a party to administrative and legal proceedings, relating to tax, environmental, labor and expropriations matters. At March 31, 2003, the total amount required by claimants is R$ 1,760 million. On the same date, the total provision for administrative and legal contingencies was approximately R$ 442 million (shown above), for which the Company has deposited approximately R$ 112.6 million. The main suits are summarized below.

All amounts in thousands of reais unless otherwise indicated

12.1. Administrative proceedings

The National Institute of Social Security (INSS) filed an administrative proceeding against CESP on the grounds that the Company had not paid social security contributions at 20% on payments made to its employees during the period between February 1991 and May 1998. These payments were made to those adopting the voluntary termination plan offered by the Company and, as they do not represent salaries, are not subject to social security contributions. CESP obtained favorable decisions in two administrative levels. At present, the proceeding is pending an outcome at the last administrative level. The amount challenged, at March 31, 2003, was approximately R$ 49.3 million. CESP did not record provisions related to this proceeding as it believes the probability of a favorable outcome is high.

12.2. Lawsuits

a) Tax suits

CESP is involved in tax suits challenging the constitutionality of charging (i) the contribution to the Global Reserve for Reversion ("RGR"), (ii) the Social Contribution on Revenue (COFINS) and (iii) Education Allowance, in addition to the payment of taxes on properties: (i) municipal real estate (IPTU) and (ii) rural land (ITR). The main suits are the following:

RGR

This suit was ruled without merit in lower courts. CESP was ordered to pay R$ 47.9 million. It is currently negotiating a settlement with the Federal Government for the exemption from these contributions. However, CESP believes that the success in this case is only "possible".

COFINS

CESP is questioning the constitutionality of the inclusion of financial and non-operating revenues in the calculation of COFINS. It obtained an injunction authorizing the payment without including said revenues as of July 1999. Up to March 31, 2003 the provisioning related to this suit totaled R$ 233.1 million. This suit is at an appeal stage. In 2001, CESP was granted the right to appeal, while its motion to clarify remains pending.

b) Environmental lawsuit

There are ongoing suits against CESP, filed by fishermen from the area around the Engenheiro Sérgio Motta (Porto Primavera) hydroelectric plant who plead compensation for damages arising from the filling up of the reservoir of said plant up to the limit of 257 meters above sea level. The amount involved in these suits was R$ 77.1 million at March 31, 2003. CESP did not make a provision to cover possible compensations as these suits are in an initial stage.

All amounts in thousands of reais unless otherwise indicated

c) Labor claims

At March 31, 2003, labor claims filed against CESP amount to R$ 294.5 million. CESP recorded provisions to cover possible losses totaling R$ 40.8 million and made legal deposits amounting to R$ 7.1 million.

One of the suits, filed by the Electric Energy Workers' Union for Campinas and neighboring region, consisting of a claim for additional pay for hazardous work. Unfavorable decisions have already been ruled against CESP in two court levels. CESP believes that there is great possibility that the final ruling on this case will be unfavorable. At March 31, 2003, the amount being challenged was R$ 15 million. CESP has recorded a provision of R$ 11.3 million for this case.

CESP is facing another suit filed by this same Union, pleading a pay increase to employees as from 1994, estimated between 52.48% and 60.12%. CESP obtained favorable rulings in the lower court level. The Union appealed the ruling to the Regional Labor Court, which ruled the appeal without merit. This ruling is not final; however CESP believes that the probability of success is great. The amount estimated at March 31, 2003 was R$ 76.1 million. CESP did not provision for this amount.

Another suit filed by the Electric Energy Workers' Union for Campinas and neighboring region, Electric Energy Workers' Union for Itanhaém, Bertioga, Guarujá, the South coast and Vale do Ribeira (SINDERGEL), Electric Energy Workers' Union for São Paulo and Union for the Engineers of the State of São Paulo claims a 17.28% increase on the payments made under a legal settlement. Based on previous cases, the Company believes the risk in this suit is remote and, therefore, did not make a provision. The amount of the claims at March 31, 2003 was R$ 122.6 million.

The suit also filed by the Union for Campinas and neighboring region claims that the Company did not use the Actual Amount Unit when calculating the annual bonuses at the time of implementation of the Real Plan. The trial court judge deemed that the union is not a legitimate party to represent the workers in this kind of proceeding. CESP, based on case law, believes that the Superior Labor Court will confirm the decision of the lower trial court. The amount challenged, on March 31, 2003, amounted to R$ 11.9 million. The Company believes that the possibility of defeat in this suit is remote, and no provision has been recorded.

d) Expropriations

The Company is party to several suits challenging the amount of the indemnities to be paid by CESP due to the expropriation of properties located around the areas of the Plants' reservoirs. At March 31, 2003, the amount for these suits was approximately R$ 647 million, and a provision of R$ 143 million has been made for these liabilities.

All amounts in thousands of reais unless otherwise indicated

e) Ordinances of the National Water and Electric Energy Department (DNAEE)

CESP is involved in suits proposed by industrial consumers aiming at the refund of amounts supposedly overpaid as electricity rate in 1986. These amounts arise from the increase of the rates according to DNAEE Ordinances 38 and 45/86. The total amount for these suits was R$ 29.3 million at March 31, 2003. A provision of R$ 13.2 million was recorded for these liabilities.

f) Indemnity lawsuit

In December 2000, a suit initiated by Construções e Comércio Camargo Corrêa S.A. was filed against CESP claiming indemnity for damages arising from the idleness of equipment and labor at the Engenheiro Sérgio Motta hydroelectric plant (Porto Primavera). The amount involved totaled R$ 444 million at March 31, 2003. Given the expectation of a favorable outcome, CESP did not record a provision for this suit. At present, this suit is under expert analysis.

13. EMPLOYEE PENSION PLAN

	3.31.2003			12.31.2002
	Current	Long-term	Total	Total
- Supplementary proportional Settled benefit (BSPS):				
CESP employees	39,885	545,094	584,979	554,516
Fundação CESP employees	804	-	804	999
- Debt agreement	54,377	90,628	145,005	155,448
	95,066	635,722	730,788	710,963

13.1. Supplementary Proportional Settled Benefit (BSPS)

This refers to the remaining balance of the contract for coverage of the actuarial deficit of Fundação CESP through October 31, 1997 related to the supplementary proportional settled benefit (BSPS). This balance is being amortized in 240 monthly installments starting on December 30, 1997, and restated based on the General Price Index – Internal Availability (IGP-DI), plus annual interest of 6%.

All amounts in thousands of reais unless otherwise indicated

13.2. Debt agreement

This refers to the balance of a contract (remaining after the spin-off) effective December 30, 1997, to be amortized in 96 monthly installments, restated based on the Reference Rate index (TR), plus interest of 8% per year. The Company makes adjustments related to the actuarial cost variation (IGP-DI plus annual interest of 6%) at yearend.

Additional information related to amounts payable to Fundação CESP can be found in Note 15.

14. CONSUMER CHARGES

	3.31.2003	12.31.2002
CURRENT		
Global Reserve for Reversion (RGR):		
- Installments - 1997 and 1998 (1)	-	1,357
- Installments - 2000 (2)	-	84
- Monthly quota	6,336	3,925
- Quota difference - 2001 (3)	18,693	18,693
- Quota difference - 2002 (3)	5,606	5,606
Compensation for use of water resources	22,776	11,476
Fuel usage quota (CCC)	1,310	1,494
Inspection fee - ANEEL	699	609
	55,420	43,244

(1) ANEEL Decision No. 43 of February 1, 2000 established payment in 36 monthly installments.

(2) ANEEL Decision No. 124 of March 7, 2002 established payment in 11 monthly installments.

(3) Differences in 2001 and 2002 payments. The payment conditions will be decided by ANEEL.

15. RELATED-PARTY TRANSACTIONS

The Company takes part in a series of transactions with related parties. The main transactions are as follows:

All amounts in thousands of reais unless otherwise indicated

	STATE FINANCE DEPARTMENT		BANCO NOSSA CAIXA S.A.		ELETROBRÁS		FUNDAÇÃO CESP	
ASSETS	3.31.2003	12.31.2002	3.31.2003	12.31.2002	3.31.2003	12.31.2002	31.03.2003	31.12.2002
Current assets								
Financial applications	-	-	5,813	50,595	-	-	-	-
Accounts receivable	44,864	97,529	-	-	-	-	-	-
Long-term receivables								
Accounts receivable	583,515	562,994	-	-	-	-	-	-
	628,379	660,523	5,813	50,595	-	-	-	-
LIABILITIES								
Current liabilities								
Loans and financing	-	-	-	-	18,826	20,665	-	-
Accounts payable	-	-	-	-	17,285	16,002	6,908	10,251
Employee pension plan	-	-	-	-	-	-	95,066	92,654
Long-term liabilities								
Loans and financing	-	-	-	-	92,522	93,094	-	-
Amounts payable	-	-	-	-	158,444	150,690	-	-
Employee pension plan	-	-	-	-	-	-	635,722	618,309
	-	-	-	-	287,077	280,451	737,696	721,214

CESP entered into three agreements with Fundação CESP to recognize contributions due by the Company to the supplementary Retirement and Pension Plan (PSAP) and a fourth agreement refers to the payment of a Bonus Leave and Family Allowance to the Company employees, as follows:

Supplementary Retirement and Pension Plan (PSAP)

On November 28, 1997, CESP signed an acknowledgement of debt for the settlement of reserve retention, comprising the contributions not made to the supplementary retirement and pension plans for the employees and former employees of the Company. The amount shall be paid in no more than 96 monthly and consecutive installments, with the first installment maturing on December 30, 1997, monthly adjusted up to the respective due dates (i) by the actuarial cost calculated by independent actuary of Fundação CESP; or (ii) by the variation of the Referential Rate (T.R.), plus 8% interest a year, whichever leads to a greater year-end result of Fundação CESP. At March 31, 2003, the balance of the agreement was R$ 145,005 (Note 13.2).

On November 28, 1997, CESP signed another agreement with Fundação CESP to adjust the mathematical reserves and acknowledge the debt related to the Supplementary Retirement and Pension Plan (PSAP). The debt shall be paid in 240 monthly consecutive installments, the first one maturing on December 30, 1997, and adjusted up to the date of the respective payments (i) on a pro rata daily basis, by the variation of the IGP-DI, measured by FGV; or (ii) actuarial cost calculated in the annual reassessment held by the external actuary, whichever is greater. The actuarial amount will be reassessed annually, and, maturing installments will be adjusted accordingly. At March 31, 2003, the balance was R$ 584,979 (Note 13.1 - BSPS).

All amounts in thousands of reais unless otherwise indicated

The third agreement was signed on December 22, 1998 for the adjustment of mathematical reserves of the Supplementary Retirement and Pension Plan (PSAP) for the employees of Fundação CESP, corresponding to 37.4% of the total technical deficit, of which CESP is a sponsor. The amount will be paid in 60 equal and consecutive installments, adjusted by the variation of the IGP-DI, measured by FGV, considering the actuarial interest of 6% per year. An adjustment of the installments falling due may take place, in case the actuarial costs, calculated at the end of each year differ from the restatement and interest estimated. At March 31, 2003, the balance was R$ 804 (Note 13).

In all agreements described above, Banespa will be authorized to transfer funds from the accounts held by CESP, and possible delays will lead to a monetary restatement on a pro rata daily basis, in addition to a 1% fine due as from the 30th day of arrears on the adjusted arrears amount.

Bonus Leave and Family Allowance

On January 2, 1984, CESP signed an adjustment agreement with Fundação CESP, which comprised the payment of the benefits of Bonus Leave and Family Allowance for the employees and former employees of Fundação CESP. Given the non-settlement of the liability by CESP, on August 6, 1999 said agreement was amended and shall be paid in 48 monthly and consecutive installments, with the first maturing on September 1, 1999, adjusted by the IGP-M, plus 6% interest per year. This debt is the sole responsibility of the São Paulo State Finance Department and, accordingly, has been fully reimbursed to CESP, on the same dates and amounts described in the agreement (Note 5.2 and 11.2 – Financial Agreement).

16. INCOME FROM SALES, POWER PURCHASE COST AND USE OF ELECTRIC NETWORK

16.1. Rate adjustments for supply and sale of power

CESP, together with Distribution Concessionaires (ELETROPAULO, BANDEIRANTE, CPFL and ELEKTRO) and ANEEL, is party to negotiations to agree on specific dates for rate adjustments. This process started in May 2000 and resulted in changing the rate adjustment dates for the supply.

The adjustment of the supply rates of CESP in 2002 and 2003, arising from the rate agreement was divided into the dates below:

01.01 IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

04.01 - NOTES TO THE QUARTERLY INFORMATION
All amounts in thousands of reais unless otherwise indicated

Distributors Supplied	Readjustment Dates	ANEEL Resolution	Readjustment
CPFL	08.04.2002	190/02	8.48%
ELETROPAULO	04.07.2002	371/02	8.42%
ELEKTRO (new rate agreement))	27.08.2002	449/02	10.27%
BANDEIRANTE/PIRATININGA (new rate agreement)	23.10.2002	558/02	13.20%
CPFL	08.04.2003	153/03	30.08%

The supply rates were readjusted by ANEEL Resolution 685/02, in effect as of December 15, 2002, at 23.10%.

16.2. Power Sold in the Quarters Ended March 31

	MWh (*)		R$	
	2003	2002	2003	2002
Supply				
Industrial	499,871	458,622	44,037	30,823
Supply Agreements				
ELETROPAULO	2,092,595	2,693,487	124,200	147,974
BANDEIRANTE	560,039	730,800	35,510	41,005
CPFL	1,232,234	1,617,281	69,262	83,938
ELEKTRO	1,064,527	1,413,804	55,061	66,261
PIRATININGA	571,426	705,537	36,022	39,629
Other	256,591	333,804	11,273	17,904
	5,777,412	7,494,713	331,328	396,711
Wholesale Energy Market (MAE)				
Spot Market Energy - 2003	-	-	8,534	-
Total	6,277,283	7,953,335	383,899	427,534

As of 2003, 25% of the power related to the initial agreements with the distributors started being released. This power has been sold within MAE, while Management tries to close contracts with major potential consumers.

All amounts in thousands of reais unless otherwise indicated

16.3. Power Purchased and use of Electrical Network for the Quarters Ended March 31

	MWh (*)		R$	
	2003	2002	2003	2002
Resale				
ITAIPU (1)				
Contract	100,484	97,072	10,822	8,067
Transmission	-	-	371	330
Surplus	-	4,987	-	7
	100,484	102,059	11,193	8,404
Spot Market Energy (2)				
Other	-	-	-	130
Use of electrical network (3)				
CTEEP (connection)	-	-	4,288	3,917
Network Basic	-	-	9,918	4,159
	-	-	14,206	8,076

(*) Not reviewed by the independent auditors.

The amounts of power purchases and sales are linked to:

(1) ITAIPU

a) Contracts and transmission: energy from Itaipu equivalent to 57 MW, on average, to meet the needs of small distributors served by CESP.

b) Surplus energy: determined based on quantities effectively measured and prorated as a function of established quotas.

(2) Spot market

a) Bilateral contracts: negotiated between CESP and others in the sector to reduce negative exposure.

(3) Use of electrical network

Charges for connection and basic network: based on amounts established by ANEEL Resolutions 358 and 359/02.

All amounts in thousands of reais unless otherwise indicated

17. RESULTS OF POWER SUPPLY (GROSS RESULT)

17.1. For the Quarters Ended March 31

	2003	2002
OPERATING REVENUE		
Power sale	44,037	30,823
Power supply	339,862	396,711
Other revenues	96	55
	383,995	427,589
DEDUCTIONS TO THE OPERATING REVENUE		
Quota for the global reserve for reversion (RGR)	(9,504)	(10,644)
Emergency capacity charges	(3,455)	(963)
ICMS on power sale	(7,921)	(5,535)
COFINS on operating revenues	(11,520)	(12,846)
PIS on operating revenues	(6,336)	(2,783)
	(38,736)	(32,771)
NET OPERATING REVENUE	345,259	394,818
OPERATING COSTS		
Personnel	(19,965)	(19,374)
Supplies	(1,077)	(2,220)
Third-party services	(7,642)	(9,009)
Financial compensation for the use of water resources	(23,399)	(16,436)
Quota to the fuel consumption account (CCC)	(3,726)	(3,907)
Power purchased for resale	(11,193)	(8,534)
Charges on use of electrical network	(14,206)	(8,076)
Depreciation	(114,389)	(108,289)
Other revenues (expenses)	995	(7,222)
	(194,602)	(183,067)
OPERATING RESULT	150,657	211,751

All amounts in thousands of reais unless otherwise indicated

18. FINANCIAL REVENUES AND EXPENSES/MONETARY RESTATEMENTS AND FOREIGN EXCHANGE VARIATION, NET

18.1. For the Quarters Ended March 31

	2003	2002
Revenue		
Income from financial applications	4,526	19
Adjustment of credits with related companies	49,788	10,822
Adjustment EMURB case	20,973	-
Arrears charges on power accounts	-	3,662
Adjustment power from independent generators	12,595	16,614
Interest on own capital/dividends	-	32
Other	291	1,643
	88,173	32,792
Expenses		
Debt charges		
Foreign currency	(169,604)	(105,849)
Local currency	(17,527)	(11,387)
	(187,131)	(117,236)
Other		
Charges on taxes and social contributions	(17,589)	(19,433)
ELETROBRÁS Contract	(3,644)	(3,193)
Fundação CESP Contract	-	(14)
Adjustment power from independent generators	-	(18,392)
CPMF	(2,864)	(1,687)
COFINS on financial revenues	(3,066)	(8,632)
PIS on financial revenues	(1,686)	(1,870)
Tax on financial transactions	-	(665)
Other	(812)	(183)
	(29,661)	(54,069)
	(128,619)	(138,513)
Monetary Restatement and Exchange Variation, net		
Foreign currency	441,731	2,491
Local currency	(102,412)	(30,206)
	339,319	(27,715)

All amounts in thousands of reais unless otherwise indicated

19. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company has evaluated its assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates referred to do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

19.1. Valuation of financial instruments

The main financial instruments of the Company as of March 31, 2003 are described as follows, in addition to the criteria for their valuation/assessment:

a. **Cash and banks** – Comprise cash, banks and financial investments. The market value of these assets does not differ from the amounts shown.

b. **Receivables and accounts payable – energy** - These receivables and payables basically arise from transactions made within MAE, and were recorded and valued based on information available, considering the prices prevailing in MAE for the years of 2000, 2001, 2002 and 2003. There were no transactions in connection with such receivables or payables which might affect their classification and valuation as of the closing of the quarter.

c. **Investments** – Investments related to shares of publicly-traded companies are stated at cost; in the event cost is higher than the market value of these shares on stock exchanges, an allowance for reduction to market value was recognized. The market value of other investments approximates book values.

d. **Debentures** - The Company has settled seven out of the nine debenture series issued. These securities are traded on the over-the-counter market, and are valued in accordance with the criteria established upon their issuance, based on the characteristics set forth in Note 18.1. to the financial statements for 2002 and Note 10.1 to this quarterly information.

e. **Electric Energy Term Certificates - CTEE's** - Securities issued by CESP, equivalent on the issue date to a unit amount of one megawatt/hour at the B-3 energy rate for a power distributor. The B-3 energy rate is applicable to captive consumers and is regulated by ANEEL for each power distribution utility which is subject to control and inspection of the corresponding authority.

CTEEs are traded over-the-counter and offer two options for redemption, based on the greater between: (1) remuneration based on defined financial indices (Note 18.1 to the financial statements for 2002 and Note 10.1 to the quarterly information or (2) B-3 rate increases. These securities can also be redeemed in payment of electricity bills to the distributor which, in turn, uses them to pay its bills to CESP.

The Company has liquidated four out of the eight tranches issued; redemption through the offset of energy bills has not yet occurred.

f. **Foreign exchange rate risk** – The indebtedness of the Company was significantly affected by the market risk given the exchange rate (U.S. dollar). At March 31, 2003, the balances of loans, financing, debentures and CTEE's totaled R$ 11,530,140, of which R$ 9,200,505 refer to foreign currency funding.

The company did not have transactions with derivative financial instruments at the date of the quarterly information.

01.01 IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

PERFORMANCE ANALYSIS FOR THE QUARTER

The performance of average supply rates, disregarding the effects of supply energy and spot sale, is as follows:

	Quarters Ended March		
	Average Price R$/MWh		
	2003	2002	Variation (%)
Sales			
Supply – Own Generation/Others	58.24	52.93	10.03

	Energy Sold in MWh		
	2003	2002	Variation (%)
Sale and supply	6,277,283	7,953,335	(21.07)

- The 21.07% decrease in MWh of power supplied and sold to customers reflects the decrease of billings for power released through the initial agreements, as of 2003.
- The power sale and supply revenues (disregarding the spot energy market - MAE) reached R$ 375,365 in this quarter, 12.2% lower as compared to the same quarter of 2002, as a consequence of the rate increases granted by ANEEL, particularly in the second quarter of 2002, against the decrease of the physical energy amount as of 2003.
- Operating expenses recorded a slight growth compared to the same quarter of 2002 in some items, as shown on Note 17.1 to this ITR.
- Due to the operating revenues and expenses recorded in the quarter, the Gross result (Service result), totaled R$ 150,657 and the internal generation of resources totaled R$ 265,046 in the quarter.
- The financial result of R$ 210,700 was mainly due to the foreign exchange variations on loans and financing totaling R$ 441,731 (Note 18.1), mainly from the appreciation of the Brazilian real against the U.S. dollar of 5.10% in this quarter.
- The operating result (after financial result) reached R$ 311,527 (positive) due to the service and financial result.
- Due to its operations and the events mentioned, the Company ended the quarter with a profit of R$ 310,009.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
March 31, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

FINANCIAL-ECONOMIC INDICES

	3.31.2003	12.31.2002
1. Indebtedness		
Total liabilities (-)Other liabilities / Total assets =	0.67	0.69
2. Current liquidity		
Current assets / Current liabilities =	0.15	0.32
3. Net equity - R$ per thousand shares =	72.45	69.15

	Quarters ended March 31	
	2003	2002
4. General average price - R$ per MWh (*)		
Sale and supply revenue / Energy sold (MWh) =	59.80	53.76
5. Operating margin - %		
Service result / Net operating revenue =	43.64	53.63
6. Property return rate - %		
Service result / Property, plant and equipment in use =	0.88	1.29

(*) Excludes Wholesale Energy Market - MAE

01.01 IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – Item	01
2 – Issue number	08
3 – CVM Registration number	CVM/SRE/DEB 2001/029 through 046
4 – CVM Registration date	7/5/2001
5 – Issue series	18
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	4/1/2001
9 – Maturity date	4/1/2005
10 – Type of debenture	Subordinated
11 – Remuneration condition	CDI + 2% p.a.
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	230,000
15 – Number of securities issued (unit)	23,000
16 – Outstanding (unit)	23,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	11/1/2003

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
March 31, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – Item	02
2 – Issue number	09
3 – CVM Registration number	CVM/SRE/DEB 2001/017 through 034
4 – CVM Registration date	6/25/2002
5 – Issue series	18
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	2/1/2002
9 – Maturity date	2/1/2006
10 – Type of debenture	Subordinated
11 – Remuneration condition	CDI + 2% p.a.
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	450,000
15 – Number of securities issued (unit)	45,000
16 – Outstanding (unit)	44,316
17 – In treasury (unit)	684
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	9/1/2004

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

17.01 – REPORT ON SPECIAL REVIEW

May 14, 2003

To the Management and Stockholders
CESP – Companhia Energética de São Paulo

We have carried out a limited review of the accounting information included in the Quarterly Information (ITR) of Companhia Energética de São Paulo (CESP) for the quarter ended March 31, 2003. This quarterly information is the responsibility of Company management.

Our review was performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our limited review, we are not aware of any material modification which should be made to the aforementioned Quarterly Information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

At March 31, 2003, the Company's total indebtedness amounted to R$ 11,530,140 thousand, of which R$ 3,289,625 thousand falling due in the short term (R$ 1,739,220 thousand maturing in February and March 2004). On the same date, the Company presented an excess of current liabilities over current assets of R$ 3,598,556 thousand; the settlement of these liabilities depends on the success of management efforts to renew credit facilities or obtain additional resources. Accordingly, the maintenance of the Company's operating capacity at current levels also depends on a favorable outcome from these actions. The plans and actions of the management related to these matters are described in Notes 3 and 10.1 (2). The Quarterly Information at March 31, 2003 was prepared in accordance with accounting principles applicable to companies operating normally, with prospects of profit as of 2004 (Note 7) and, therefore, do not include any adjustments arising from these uncertainties.

As mentioned in Note 4, the Quarterly Information include the effects arising from compliance with Law 10.438 and supplementary regulations issued by the Electric Energy Crisis Management Committee and by the National Agency for Electric Energy (ANEEL), arising from the General Power Sector Agreement. Under the terms of these regulations, the Company recorded the transactions involving purchase and sale of power made in the Wholesale Energy Market (MAE), which are recorded in current assets at R$ 242,527 thousand, in long-term assets at R$ 368,492 thousand, in current liabilities at R$ 388,328 thousand and in long-term liabilities at R$ 14,701 thousand. This recording was based on calculations made and disclosed by MAE and ANEEL instructions, but is subject to changes, depending on the outcome of the audit to be performed by ANEEL and by legal rulings for ongoing lawsuits filed by sector companies, arising from the interpretation of current market regulations.

The Quarterly Information (ITR) also comprises information relating to the quarter ended December 31, 2002, which was examined by other independent accountants, who issued an unqualified opinion on March 10, 2003, with the following emphasis of matter paragraphs:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
March 31, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
00257-7	CESP - Companhia Energética de São Paulo	60.933.603/0001-78

17.01 – REPORT ON SPECIAL REVIEW

(i) "At December 31, 2002, the Company presented a total indebtedness of R$ 11,996,643 thousand, of which R$ 9,640,928 thousand is indexed to foreign currencies. On the same date, the current liabilities exceeded current assets by R$ 1,647,171 thousand. In addition, the Company presented net losses of R$ 3,417,524 thousand in the year ended on that date. The Company Management believes that there will be a need for raising resources in the short- and medium-terms to allow the refinancing of its liabilities and the continuation of regular activities. The Management's plans with respect to the Company's financial position are described in Note 2."

(ii) "As detailed in Note 5 to the financial statements at December 31, 2002, the Company recorded receivables totaling R$ 229,811 thousand under current assets and payables totaling R$ 398,474 thousand under current liabilities, related to purchase and sale transactions of power carried out in the Wholesale Energy Market (MAE), based on calculations prepared and disclosed by MAE. These amounts may be subject to changes depending on the legal rulings for ongoing lawsuits filed by sector companies, arising from the interpretation of current market regulations.

The financial settlement of the amounts related to the period between September 2000 and September 2002 took place partially on December 31, 2002, and is reflected in the financial statements. Under the terms of ANEEL Resolutions 552/02 and 635/02, the final settlement is conditioned to the confirmation of the figures by MAE, after a future audit. The success of this negotiation and settlement depends on the financial capacity of the sector companies to honor their commitments."

(iii) "At December 21, 2001, Provisional Measure 14 was published and converted into Law 10.438/02, prescribing, among other matters, the recovery of the economic-financial balance of the power generating and distributing companies, assured through concession agreements. Detailed information and the impacts on the financial position and on the results of operations related to the General Power Sector Agreement are disclosed in Note 5 to the financial statements."

In addition, the Quarterly Information (ITR) also includes accounting information related to the quarter ended March 31, 2002, which was reviewed by other independent accountants, who issued a limited review report on May 14, 2002, with a qualification and emphasis of matter paragraph as follows:

(i) Qualification: "As described in Note 3, the Company did not record the effects related to the trading of energy in the Wholesale Energy Market (MAE) during the first quarter of 2002."

(ii) Emphasis of Matter Paragraph: "As mentioned in Note 2, the Company recorded in its December 31, 2001 financial statements assets and liabilities related to the trading of power in the open market, based on preliminary data provided by the Wholesale Energy Market (MAE). In addition, it recorded accounts receivable related to the rate adjustment for the power rationing period, as well as the deferral related to the variation of amounts of Installment "A" (CVA) arising from the application of Law 10.438/02, Resolution 90 of National Agency for Electric Energy (ANEEL) and Resolution 91 of the Electric Energy Crisis Management Committee. These amounts will be realized through an extraordinary rate increase, already approved by ANEEL resolutions, as well as through the inclusion of CVA in the analysis of rate adjustments and are both pending review and approval by ANEEL".

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Partner
Contador CRC 1DF005919/S-0 "S" SP 002511

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

Contents